UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2015 (Report No. 2)

Commission file number: 001-36578

BIO BLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Results of the Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders held on March 18, 2015, the shareholders of Bio Blast Pharma Ltd. approved all agenda items as originally proposed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bio Blast Pharma Ltd. (Registrant)

By	/s/ Colin Foster
Name: Colin Foster

Chief Executive Officer and President

Date: March 18, 2015